Consent of Independent Registered Public Accounting Firm

The Board of Directors
Calvert Variable Products, Inc.:

We consent to the use of our report dated February 24, 2015, with respect to the financial statements of the Calvert VP Nasdaq 100 Index Portfolio and Calvert VP Investment Grade Bond Index Portfolio, each a series of Calvert Variable Products, Inc., as of December 31, 2014, incorporated herein by reference, and to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Ongoing Arrangements”, “Independent Registered Public Accounting Firm and Custodian” and “Fund Service Providers” in the Statement of Additional Information included in this Registration Statement.

/s/ KPMG LLP

Philadelphia, Pennsylvania
October 26, 2015